                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5
                                              ---

                          Patina Oil & Gas Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    703224105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison - First Reserve Corporation, 1801 California St., #4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. / /



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

-------------------                                            -----------------
CUSIP No. 703224105               SCHEDULE 13D                 Page 2 of 7 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER

       SHARES                  0
                        --------------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER

      OWNED BY                 436,898
                        --------------------------------------------------------
        EACH            9      SOLE DISPOSITIVE POWER

     REPORTING                 0
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

        WITH                   436,898
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          436,898
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 703224105               SCHEDULE 13D                 Page 3 of 7 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, Limited Partnership
          I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER

       SHARES                  0
                        --------------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER

      OWNED BY                 436,898
                        --------------------------------------------------------
        EACH            9      SOLE DISPOSITIVE POWER

     REPORTING                 0
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

        WITH                   436,898
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          436,898
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. 703224105               SCHEDULE 13D                 Page 4 of 7 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VII, L.P.
          I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER

       SHARES                  0
                        --------------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER

      OWNED BY                 436,898
                        --------------------------------------------------------
        EACH            9      SOLE DISPOSITIVE POWER

     REPORTING                 0
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER

        WITH                   436,898
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          436,898
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 5 to the statement on Schedule 13D (the "Statement"), originally filed on October 24, 1997, and as amended on July 16, 1998, and on July 7, 1999, and on June 29, 2000, and again on August 24, 2000, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P., ("GP VII," and collectively, the "Funds"), and First Reserve Corporation ("First Reserve," and together with Fund VII and GP VII, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Issuer" or "Patina"). That Schedule 13D is hereby amended as set forth below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of Patina Common Stock in the numbers and percentages set forth in the table below:

REPORTING PARTY                     NUMBER OF SHARES               PERCENTAGE OF
                                   BENEFICIALLY OWNED                CLASS (2)
Fund VII                                 436,898                        2.3%

GP VII (1)                               436,898                        2.3%

First Reserve (1)                        436,898                        2.3%

         (1) Consists of 436,898 shares of Common Stock held directly by Fund
VII. GP VII is the general partner of Fund VII and may be deemed to beneficially own the shares of Common Stock owned by Fund VII. First Reserve, as the general partner of GP VII, may be deemed to beneficially own all of the shares of Common Stock owned by the Funds.

         (2) Based upon 18,970,858 shares of Common Stock. Includes 16,926,360 common shares reported outstanding by the Issuer as of July 26, 2000, and 2,044,498 shares of Common Stock that were received upon conversion of 776,903 shares of Preferred Stock owned by the Reporting Persons.

         (b) Each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII, as the general partner of Fund VII, and First Reserve, in its role as general partner of GP VII, shares with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock directly held by such Fund.

         (c) During the past 60 days, the following transactions were effected:

REPORTING                                    NUMBER OF
  PARTY                     DATE              SHARES               PRICE                     TRANSACTION
Fund VII                 8/24/2000            400,000                           Preferred Shares Converted into Common
                                                                                Shares (1)

Fund VII                 8/28/2000            220,100             $21.057       Common Sold

Fund VII                 8/29/2000            107,000             $21.160       Common Sold

Fund VII                 8/30/2000             54,500             $21.087       Common Sold

Fund VII                 8/31/2000             18,400             $21.060       Common Sold

Fund VII                 8/31/2000            500,000                           Preferred Shares Converted into Common
                                                                                Shares (2)

Fund VII                 9/5/2000             22,500              $20.950       Common Sold

Fund VII                 9/6/2000             27,500              $20.953       Common Sold

Fund VII                 9/12/2000            18,100              $20.950       Common Sold

Fund VII                 9/14/2000            25,000              $21.955       Common Sold

Fund VII                 9/14/2000           1,144,496                          Preferred Shares Converted into Common
                                                                                Shares (3)

Fund VII                 9/14/2000            750,000             $20.500       Common Sold (4)

Fund VII                 9/15/2000            321,200             $22.018       Common Sold

Fund VII                 9/18/2000            43,300              $21.954       Common Sold

------------------------------------

         (1) On August 24, 2000, Fund VII converted 151,999 shares of its Preferred Stock into 400,000 common shares based upon the fixed conversion ratio of 2.6316 common shares for each share of Preferred Stock owned by Fund VII.

         (2) On August 31, 2000, Fund VII converted 189,999 shares of its Preferred Stock into 500,000 common shares based upon the fixed conversion ratio of 2.6316 common shares for each share of Preferred Stock owned by Fund VII.

         (3) On September 14, 2000, Fund VII converted its remaining 434,905 shares of its Preferred Stock into 1,144,496 common shares based upon the fixed conversion ratio of 2.6316 common shares for each share of Preferred Stock owned by Fund VII.

         (4) See Item 5(e).

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) As of September 14, 2000, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding securities of the Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  September 25, 2000.

                                FIRST RESERVE FUND VII, LIMITED
                                PARTNERSHIP

                                By: First Reserve GP VII, LP, as General Partner
                                    By: First Reserve Corporation,
                                         as General Partner

                                    By: /s/ Thomas R. Denison
                                        --------------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director


                                FIRST RESERVE GP VII, L.P.

                                By: First Reserve Corporation,
                                     as General Partner

                                    By: /s/ Thomas R. Denison
                                        --------------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director


                                FIRST RESERVE CORPORATION

                                By: /s/ Thomas R. Denison
                                    ---------------------------
                                    Name:  Thomas R. Denison
                                    Title: Managing Director